Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated August 7, 2019 - Neovasc Announces Second Quarter 2019 Financial Results

DOCUMENT 1

Neovasc Announces Second Quarter 2019 Financial Results

NASDAQ, TSX: NVCN

Recent Highlights

  Received Guidance from FDA to explore a potential Humanitarian Device Exemption Pathway for Neovasc Reducer™ (the "Reducer") for CCS class IV patients and to meet for another Sprint discussion
  Closed Private Placement of Convertible Debt and Common Shares for Gross Proceeds of US$11.5 Million
  Regained Compliance with Nasdaq Minimum Bid Price and Minimum Market Value Deficiencies
  Participated in Round-Robin Study Evaluating In-Vitro Pulsatile Flow Testing of Prosthetic Heart Valves
  Peer-Reviewed Article Published in European Heart Journal Concluding Positive Cost-Effectiveness of the Reducer
  Announced Presentations on Tiara™ (the "Tiara") for Treatment of Mitral Regurgitation and the Reducer for Treatment of Refractory Angina at CSI Frankfurt 2019 Conference
  Tiara transcatheter mitral valve replacement device Featured in Presentation at 11th Annual Transcatheter Valve Therapy Conference
  New Tiara and Reducer Data Presented in Several Presentations at the EuroPCR 2019 Conference in Paris
  Positive Two-Year Follow-up Safety and Efficacy Data for the Reducer Published in a Peer Reviewed Article in the International Journal of Cardiology

VANCOUVER, Aug. 7, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today reported financial results for the second quarter ended June 30, 2019.

"We have achieved tremendous progress in recent quarters," said Fred Colen, President and Chief Executive Officer of Neovasc. "We have consistently and effectively executed on our value creation strategy and the development of our two product platforms, Tiara™ and Reducer™. We have been executing on a comprehensive turnaround and, from a financial and operational perspective, have largely succeeded."

"We recently strengthened our balance sheet when we completed a minimally dilutive private placement of convertible debt and common shares for gross proceeds of $11.5 million," continued Mr. Colen. This capital will support our development and commercialization efforts with Reducer, as well as our development initiatives with Tiara. Moreover, we recently regained compliance in respect of our Nasdaq deficiencies and have no deficiency notices from Nasdaq remaining outstanding."

"From a product platform development standpoint, we have made substantial advancements with both Tiara and Reducer in recent months. For Tiara, unlike our two much larger competitors in this space, we have not made any functional changes to our valve and delivery system from the time of our very first Tiara implantation more than 5 years ago to the present time, demonstrating our leading-edge capability in this space. We believe this provides us with an important competitive advantage. For Reducer, we continue to experience meaningful sales momentum, with strong growth in Europe during the first half year. In the U.S., we reported on a positive development in our discussions with the U.S. Food and Drug Administration ("FDA") related to guidance received from the FDA, to potentially bring the Reducer to the U.S. market faster than originally anticipated for patients with the worst refractory angina symptoms. The FDA suggested that we explore a potential option for the Reducer to be classified as a  Humanitarian Use Device ("HUD") for Canadian Cardiovascular Society ("CCS") class IV patients, and pursue the Humanitarian Device (HDE) approval pathway in order to bring this treatment option to those patients in the U.S. with the worst angina symptoms, CCS class IV. If indeed possible and if a HUD designation for CCS class IV is granted, and a subsequent HDE application is approved by the FDA in a timely manner, in a best-case scenario Neovasc would expect to begin commercializing the Reducer in the U.S. for CCS class IV refractory angina patients by early 2020.

The Tiara Mitral Valve
As of July 26, 2019, 76 patients have been treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the 74 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 89% with one patient now over five and a half years post-implant. The Tiara has successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

The Company received approval in Germany and the United Kingdom to proceed with Phase 2 of the TIARA-II study for its Trans Apical Tiara system and has obtained approvals from all authorities in the six countries for the enrollment of patients in its TIARA-II clinical study. There are currently 18 active sites across Germany, Israel, Italy, Spain, the Netherlands and the UK with additional sites in the process of obtaining regulatory approvals. The results from our clinical experience to-date continues to demonstrate the potential benefit for patients who otherwise have no treatment options.  Patient selection continues to be challenging as the Company and clinical community continue to learn more about treating this population of very sick patients.

The Transfemoral Trans-septal ("TF/TS") Tiara system
The TF/TS development program is based on a concept that allows for a very controlled and predictable implantation procedure similar to our Tiara transapical program. Through numerous evaluations with in vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as four small acute animal trials, the team has narrowed the TF/TS Tiara system down to a system design concept, that shows strong potential. We are currently executing on five experimental design studies for the TF/TS Tiara system, in order to enable properly justified design trade-offs. The Company intends to reach a design freeze by the end of 2019, and expects to initiate a small clinical feasibility study in late 2020.

The Reducer
Reducer revenue increased 9% to $439,920 for the three months ended June 30, 2019, compared to a strong second quarter of 2018 and increased 38% for the first six months of 2019, as compared to the same period of 2018. Following a very strong first quarter, our second quarter was somewhat weaker, as the Company experienced some challenges with some of its distributors, our UK and Saudi Arabia distributors in particular. The Company has achieved strong growth rates with just two salespeople in Europe and in 2019, is re-investing every bottom-line profit dollar from our Reducer European P&L back into the business there. The Company hired a second direct sales rep in Germany during the second quarter. The Company also hired a third direct sales rep in Germany who will start on September 1st, and Neovasc is in the process of recruiting a fourth direct German sales rep. The Company continues to drive towards strong double-digit percentage EMEA revenue growth during 2019.

As suggested by FDA, the Company intends to explore a Reducer HUD designation in the U.S. for the Canadian Cardiovascular Society CCS class IV refractory angina patients. In parallel, the Company, in close consultation with the FDA and key opinion leaders, will evaluate an alternate investigational device exemption clinical trial design for CCS class III and IV refractory angina patients. Additionally, we will continue to have further Sprint discussions with FDA to explore the Clinical/Regulatory pathway in more detail.

The REDUCER-I post-market observational study has enrolled 209 of 400 patients across Europe at 22 active centers. Data from this study, the COSIRA study, as well as published data from several physician-initiated studies, continues to reflect the very positive safety profile and improvements in a patient's refractory angina, therefore improving the patient's quality of life following Reducer implantation.

Results for the three-month periods ended June 30, 2019 and 2018

Revenues
Revenues increased 9% to $439,920 for the three months ended June 30, 2019, compared to revenues of $405,247 for the same period in 2018, as the Company continues its commercialization strategies.

Cost of Goods Sold
The cost of goods sold for the three months ended June 30, 2019 was $66,994 compared to $88,603 for the same period in 2018. The overall gross margin for the three months ended June 30, 2019 was 85%, compared to 78% gross margin for the same period in 2018.

Expenses
Total expenses for the three months ended June 30, 2019 were $7,006,157 compared to $6,320,257 for 2018, representing an increase of $685,900 or 11%. The increase in total expenses for the three months ended June 30, 2019 compared to 2018 can be substantially explained by a $692,070 increase in non-cash stock based compensation charges, a $56,394 increase in non-cash depreciation and a $84,087 non-cash charge for accretion on collaboration, license and settlement agreements provision, offset by a $125,592 decrease in other general expenses and a $116,122 decrease in litigation expenses.

Selling expenses for the three months ended June 30, 2019 were $394,512, compared to $248,538 for 2018, representing an increase of $145,974 or 59%. The increase in selling expenses for the three months ended June 30, 2019 compared to 2018 reflects an increase in costs incurred for commercialization activities related to the Reducer, including hiring an additional sales representative. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended June 30, 2019 were $2,463,461, compared to $2,213,464 for the same period in 2018, representing an increase of $249,997. The increase in general and administrative expenses for the three months ended June 30, 2019 compared to 2018 can be substantially explained by a $374,942 increase in non-cash stock based compensation charges and a $84,087 increase in non-cash charge for accretion on collaboration, license and settlement agreements provision, offset by a $110,500 decrease in other general expenses and a $116,122 decrease in litigation expenses as litigation matters came to a close.

Product development and clinical trial expenses for the three months ended June 30, 2019 were $4,148,184 compared to $3,858,255 for 2018, representing an increase of $289,929 or 8%. The increase in product development and clinical trial expenses for the three months ended June 30, 2019 can be substantially explained by a $273,367 increase in non-cash stock-based compensation charges.

The Company's expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss
The other loss for the three months ended June 30, 2019 was $1,287,267 compared to other loss of $43,071,578 for the same period in 2018, a decrease of $41,784,311. The decrease in the other loss can be substantially explained by the accounting treatment of the November 2017 public offering and concurrent private placement (the "2017 Financings") resulting in a decrease of $42,025,584 compared to the prior year.

Losses
The losses and comprehensive losses for the three months ended June 30, 2019 were $7,959,478 and $7,989,849, respectively, or $1.17 basic and diluted loss per share, as compared with losses and comprehensive losses of $49,145,591 and $50,137,861 respectively, or $36.59 basic and diluted loss per share, for the same period in 2018. The decrease in the comprehensive loss incurred for the three months ended June 30, 2019 compared to the same period in 2018 can be substantially explained by a $41,784,311 decrease in other losses, $42,025,584 primarily due to the accounting treatment of the 2017 Financings.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at June 30, 2019 the Company had cash and cash equivalents of $18,339,864 compared to cash and cash equivalents of $9,242,809 as at December 31, 2018.

As of June 30, 2019, the Company is in a positive working capital position of $5,278,953, with current assets of $19,836,714 and current liabilities of $14,557,761. The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

Cash used in operating activities for the three months ended June 30, 2019 was $5,060,085, compared to $6,113,531, for the same period in 2018. For the three months ended June 30, 2019, cash applied to operating activities were $5,589,605, compared to $5,897,393 for the same period in 2018, a decrease of $307,788 as the Company continues to manage its cash flows while still advancing the commercialization and development of its products. Net cash inflow from the net change in non-cash working capital items for the three months ended June 30, 2019 was $521,398, compared to net cash outflow of $173,839 in the same period in 2018.

Net cash applied to investing activities for the three months ended June 30, 2019 was $72,136 compared to net cash received from investing activities of $863,630 for the same period in 2018, primarily due to the sale of a manufacturing building in 2018.

During the three months ended June 30, 2019, the Company received net proceeds of $11,483,496 from a private placement.

Outstanding Share Data
As of August 7, 2019, subsequent to the effect of the share consolidation, the Company had 7,481,157 common shares issued and outstanding. The following securities are convertible into common shares: 1,059,247 stock options with a weighted average exercise price of $21.72, 144,444 Broker Warrants with an exercise price of $5.625, $11,500,000 principal amount of 2019 notes which could convert into 1,533,333 common shares and $7,289,000 principal amount of senior secured convertible notes (the "Notes"), which Notes could convert into 1,845,316 common shares (not taking into account the alternate conversion price or anti-dilution mechanisms). Our fully diluted share capital as of the same date is 12,063,497. Our fully diluted share capital, adjusted on the assumption that all of the outstanding Notes are converted using the alternate conversion price at the closing price on August 6, 2019, is 12,940,497.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference call, please dial 877-407-9208 (domestic) or 201-493-6784 (international) and use passcode 13692456.

A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com until November 9, 2019.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's compliance with the Nasdaq Listing Rules, including expectations regarding any competitive advantage of the Company over its competitors, the timing of regulatory approval and commercialization of the Reducer in the U.S., regulatory approval for additional sites for the Company's TIARA-II study, expectations regarding the design and timing of a clinical feasibility study for the TF/TS Tiara system, estimates of our future revenues, expectations regarding discussions with the FDA and alternate approaches for the Reducer, statements regarding our strategy, plans, goals, objectives, expectations and future operating performance, and the rapidly growing cardiovascular marketplace. Words and phrases such as "continue", "strategy", "goal", "would", "may", "could", "should", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Notes issued pursuant to the November 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financing; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. In particular, in addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's common shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there can be no assurance that the Company will be able to maintain compliance with the minimum bid price or market value of listed securities requirements as a result of the risks and uncertainties described above. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in U.S. dollars)(Unaudited)

	Notes	June 30, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	6	$18,339,864	$ 9,242,809
Accounts receivable	7	562,589	647,143
Inventory	8	473,902	258,742
Prepaid expenses and other assets	9	460,359	591,236
Total current assets		19,836,714	10,739,930

Non-current assets
Restricted cash	10	458,312	439,736
Right-of-use asset	11	1,001,654	-
Property, plant and equipment	12	788,320	813,628
Total non-current assets		2,248,286	1,253,364

Total assets		$22,085,000	$ 11,993,294

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$4,510,940	$ 4,610,560
Lease liabilities	14	417,568	-
2017 Convertible note	15	8,963,523	1,423,224
2019 Convertible note	15	665,730	-
Total current liabilities		14,557,761	6,033,784

Non-Current Liabilities
Accrued liabilities	13	2,422,131	2,241,979
Lease liabilities	14	649,975	-
2017 Convertible note	15	-	13,194,112
2019 Convertible note	15	8,376,639	-
Derivative warrant liability from financing	15	-	190,303
Total non-current liabilities		11,448,745	15,626,394

Total liabilities		$26,006,506	$ 21,660,178

Equity
Share capital	16	$323,920,717	$ 304,460,533
Contributed surplus	16	28,454,671	26,260,806
Accumulated other comprehensive loss		(6,986,846)	(7,653,028)
Deficit		(349,310,048)	(332,735,195)
Total equity		(3,921,506)	(9,666,884)

Total liabilities and equity		$22,085,000	$ 11,993,294

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30,
(Expressed in U.S. dollars)(Unaudited)

		For the three months ended		For the six months ended
	Notes	June 30,		June 30,
		2019	2018	2019	2018

REVENUE	17	$ 439,920	$ 405,247	$ 1,025,713	$ 745,169
COST OF GOODS SOLD		66,994	88,603	210,988	175,996
GROSS PROFIT		372,926	316,644	814,725	569,173

EXPENSES
Selling expenses	19	394,512	248,538	762,745	535,476
General and administrative expenses	19	2,463,461	2,213,464	5,144,392	4,682,555
Product development and clinical trials expenses	19	4,148,184	3,858,255	8,388,147	7,857,646
		7,006,157	6,320,257	14,295,284	13,075,677

OPERATING LOSS		(6,633,231)	(6,003,613)	(13,480,559)	(12,506,504)

OTHER (EXPENSE)/INCOME
Interest income		15,680	28,101	19,389	54,137
Impairment on right-of-use asset		-	-	(260,616)	-
Gain on sale of asset		-	238,907	-	238,907
Loss on foreign exchange		(32,669)	(42,724)	(12,151)	(115,287)
Unrealized (loss)/gain on derivative warrant liability from financing and convertible notes	15	(622,877)	602,817	(2,101,051)	(3,734,232)
Realized (loss)/gain on exercise of warrants and convertible notes	15	(647,401)	(26,457,106)	(737,255)	(44,014,798)
Amortization of deferred loss	15	-	(17,441,573)	-	(44,824,308)
		(1,287,267)	(43,071,578)	(3,091,684)	(92,395,581)
LOSS BEFORE TAX		(7,920,498)	(49,075,191)	(16,572,243)	(104,902,085)

Tax expense		(38,980)	(70,400)	(2,610)	(124,054)
LOSS FOR THE PERIOD		$ (7,959,478)	$ (49,145,591)	$ (16,574,853)	$(105,026,139)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible note due to changes in own credit risk		(30,371)	(992,270)	666,182	(578,637)
		(30,371)	(922,270)	666,182	(578,637)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$ (7,989,849)	$ (50,137,861)	$ (15,908,671)	$(105,604,776)

LOSS PER SHARE
Basic and diluted loss per share	20	$ (1.17)	$ (36.59)	$ (3.05)	$ (80.27)

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-second-quarter-2019-financial-results-300898116.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2019/07/c4488.html

%CIK: 0001399708

CO: Neovasc Inc.

CNW 16:01e 07-AUG-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	August 7, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer